FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 June 2014

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE FINANCIAL PERIOD ENDED
31 MARCH 2014 - HIGHLIGHTS

•
Profit before tax for the three months ended 31 March 2014 was MYR395m, an increase of MYR14m or 3.6% compared with the same period in 2013. The higher profit was due to lower loan impairment charges, partly offset by a decrease in operating income and higher operating expenses.

•
Loan impairment charges decreased by MYR61m or 73.2% compared with the same period in 2013 due to lower collective impairment provisions as a result of improvements in asset quality and lower individual impairment charges on corporates.

•	Operating expenses increased by MYR35m or 13.1% compared with the same period in 2013, mainly due to higher IT and general administrative expenses.

•
Operating income before loan impairment charges reduced to MYR724m, a decrease of MYR12m or 1.6% compared with the three months ended 31 March 2013. The decline was mainly due to a decrease in net trading income, partly offset by an increase in net interest income.

•	Cost efficiency ratio for the three months ended 31 March 2014 deteriorated to 42.3% from 36.8% in the same period in 2013 due to higher operating expenses.

•
Balance sheet footings at 31 March 2014 grew by MYR1.8bn to MYR81.6bn, mainly due to higher deposits from both financial institutions and customers, which were deployed in to financial assets held-for-trading and financial investments available-for-sale.

•	Tier 1 capital ratio and total capital ratio remain strong at 11.4% and 14.0% respectively at 31 March 2014 (31 December 2013: 11.3% and 13.8% respectively).

The interim financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

Media enquiries to Marlene Kaur at +603 2075 3351 or marlenekaur@hsbc.com.my

Notes to editors:
1. HSBC in Malaysia
HSBC Bank Malaysia Berhad was locally incorporated in 1984 and is a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited (a company under the HSBC Group).  In 2007, HSBC Bank Malaysia Berhad was the first locally incorporated foreign bank to be awarded an Islamic banking subsidiary licence in Malaysia, and HSBC Amanah Malaysia Berhad, a full-fledged Islamic bank wholly owned by HSBC Bank Malaysia Berhad, commenced operations in August 2008.  HSBC in Malaysia has a network of 68 branches nationwide, of which 26 are HSBC Amanah Malaysia Berhad branches.  In 2006, HSBC was the first foreign bank to be awarded a Takaful (Islamic insurance) license in Malaysia. HSBC Amanah Takaful (Malaysia) Sdn Bhd, a joint venture between HSBC Insurance (Asia Pacific) Holdings Limited (49% shareholding), Jerneh Asia Berhad (31% shareholding) and Employees Provident Fund Board of Malaysia (20% shareholding) commenced operations in August 2006.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which serves customers worldwide from over 6,300 offices in over 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, the HSBC Group is one of the world’s largest banking and financial services organisations.

Unaudited Condensed Statements of Financial Position at 31 March 2014

	Group		Bank
Figures in MYR ‘000s	31 Mar 2014	31 Dec 2013	31 Mar 2014	31 Dec 2013

Assets
Cash and short-term funds	14,045,429	15,454,507	11,000,049	12,558,786
Securities purchased under resale agreements	3,406,054	2,877,270	3,406,054	2,877,270
Deposits and placements with banks and other financial institutions	4,951,699	4,011,340	5,881,373	5,203,425
Financial assets held-for-trading	3,992,520	2,333,390	3,953,375	2,243,731
Financial investments available-for-sale	7,642,767	6,499,601	5,962,720	5,158,595
Loans, advances and financing	43,159,477	44,659,904	33,830,285	35,484,730
Derivative financial assets	1,083,937	1,320,144	1,215,121	1,413,325
Other assets	1,601,616	761,686	1,649,723	738,904
Statutory deposits with Central Bank	1,252,860	1,384,160	857,798	993,598
Investments in subsidiary companies	-	-	660,021	660,021
Property and equipment	347,759	355,047	327,078	332,254
Intangible assets	56,705	55,352	56,697	55,343
Tax recoverable	3,041	14,472	-	-
Deferred tax assets	102,822	86,976	96,910	79,883
Total assets	81,646,686	79,813,849	68,897,204	67,799,865

Liabilities
Deposits from customers	60,842,605	59,914,419	49,461,214	48,883,876
Deposits and placements of banks and other financial institutions	9,319,640	8,297,828	9,083,903	8,270,879
Bills and acceptances payable	457,457	906,595	443,171	895,623
Derivative financial liabilities	934,358	1,098,453	999,867	1,160,067
Other liabilities	1,804,880	1,636,295	1,679,311	1,646,543
Provision for taxation	11,755	16,055	11,755	16,055
Multi-Currency Sukuk Programme	500,000	500,000	-	-
Subordinated bonds	1,004,942	1,005,071	1,004,942	1,005,071
Total liabilities	74,875,637	73,374,716	62,684,163	61,878,114

Equity
Share capital	114,500	114,500	114,500	114,500
Reserves	6,356,549	6,024,633	5,798,541	5,507,251
Proposed dividend	300,000	300,000	300,000	300,000
Total equity attributable to shareholder of the Bank	6,771,049	6,439,133	6,213,041	5,921,751

Total liabilities and equity	81,646,686	79,813,849	68,897,204	67,799,865

Commitments and contingencies	144,946,775	140,001,374	143,442,343	138,108,215

Unaudited Condensed Statements of Profit or Loss and Other Comprehensive Income
For The Financial Period Ended 31 March 2014

	Group		Bank
	31 Mar 2014	31 Mar 2013	31 Mar 2014	31 Mar 2013
Figures in MYR’000s
Revenue	1,000,278	1,024,215	853,348	885,989

Interest income	577,836	568,175	585,219	577,678
Interest expense	(211,373)	(227,322)	(211,373)	(227,322)
Net interest income	366,463	340,853	373,846	350,356

Fee and commission income	118,199	113,736	118,199	113,736
Fee and commission expense	(6,152)	(10,648)	(6,152)	(10,648)
Net fee and commission income	112,047	103,088	112,047	103,088

Net trading income	113,919	150,828	109,911	150,113
Income from Islamic banking operations	124,143	127,371	-	-
Other operating income	7,361	13,527	40,019	44,462
Operating income before impairment losses	723,933	735,667	635,823	648,019

Loans / financing impairment charges and other credit risk provisions	(22,377)	(83,408)	(7,629)	(51,306)
Net operating income	701,556	652,259	628,194	596,713

Other operating expenses	(306,513)	(271,033)	(282,926)	(251,258)
Profit before income tax expense	395,043	381,226	345,268	345,455

Income tax expense	(100,276)	(97,316)	(88,498)	(88,427)
Profit for the period	294,767	283,910	256,770	257,028

Other comprehensive income/(expense)
Items that will subsequently be reclassified to profit or loss when specific conditions are met
Cash flow hedge:
Effective portion of changes in fair value	1	(12)	1	(12)
Net amount transferred to profit or loss	(64)	(96)	(64)	(96)
Available-for-sale reserves:
Change in fair value	13,654	5,423	10,319	4,090
Amount transferred to profit or loss	453	(7,631)	453	(7,631)
Income tax (expense)/credit relating to components of other comprehensive income	(3,511)	579	(2,677)	912
Other comprehensive income/(expense) for the period, net of income tax	10,533	(1,737)	8,032	(2,737)
Total comprehensive income for the period	305,300	282,173	264,802	254,291

Profit attributable to the owner of the Bank	294,767	283,910	256,770	257,028
Total comprehensive income attributable to the owner of the Bank	305,300	282,173	264,802	254,291

Basic earnings per MYR0.50 ordinary share	128.7 sen	124.0 sen	112.1 sen	112.2 sen

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 18 June 2014